Request for Acceleration of Effective Date of

Registration Statement of

Oppenheimer Rochester National Municipals

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

November 23, 2010

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

     Re:      Oppenheimer Rochester National Municipals

                Registration Statement on Form N-1A

                File Nos. 33-30198 and 811-05867

To the Securities and Exchange Commission:

Oppenheimer Rochester National Municipals (the “Registrant”) and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby respectfully requests the acceleration of the Registrant’s above-referenced Registration Statement on Form N-1A to November 26, 2010. It is further requested that the registration statement become effective on or before 3:30 p.m. on that day.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                                    Oppenheimer Rochester National Municipals

                                                                                                    By:     /s/ Kathleen T. Ives

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                                                                                                              Kathleen T. Ives, Assistant Secretary

                                                                                                             OppenheimerFunds Distributor, Inc.

                                                                                                    By:     /s/ Janette Aprilante

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                                                                                                             Janette Aprilante, Secretary